August 22, 2025

VIA EDGAR

Attention:  Kellie Kim and Kristina Marrone

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Re:	STORE Capital LLC

Form 10-K for the fiscal year ended December 31, 2024

Filed March 5, 2025

Form 10-Q for the quarterly period ended March 31, 2025

Filed May 2, 2025

File No. 001-36739

Ladies and Gentlemen:

This letter sets forth the response of STORE Capital LLC (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated July 15, 2025, with respect to the above referenced Form 10-K for the fiscal year ended December 31, 2024 (the “Form 10-K”), filed March 5, 2025 and Form 10-Q for the quarterly period ended March 31, 2025 (the “Form 10-Q”), filed May 2, 2025.

Set forth below is the Staff’s comment, followed by the Company’s response. For convenience, we have incorporated the Staff’s comment into this response letter in italics.

Form 10-K for Fiscal Year Ended December 31, 2024

Exhibits

1.	Staff’s comment:

We note that the Section 906 certifications required by Rule 13-a14(b) of the Exchange Act have been omitted from your Form 10-K. Please file an amended Form 10-K in its entirety and include the certifications as Exhibits as required by Item 601 of Regulation S-K. This comment is also applicable to the Form 10-Q filed May 2, 2025.

Response:

The Company respectfully advises the Staff that as a voluntary filer it does not believe it is required to file the Section 906 certifications required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (“Section 1350”).

Rule 13a-14(b) and Section 1350 require “issuers,” as defined in Section 2(a)(7) of Sarbanes-Oxley Act of 2002 (“Sarbanes”), to file the requested certifications. Under Section 2(a)(7) of Sarbanes, “issuer” means an issuer (as defined in section 3 of the Exchange Act), the securities of which are registered under section 12 of that Act, or that is required to file reports under section 15(d), or that files or has filed a registration statement that has not yet become effective under the Securities Act of 1933, as amended, and that it has not withdrawn.

The Company voluntarily files Exchange Act reports primarily for the benefit of its unsecured noteholders. The Company does not have securities registered under section 12 of the Exchange Act of 1934, as amended (the “Exchange Act”), is not required to file reports under section 15(d) of the Exchange Act, and, since its section 15(d) obligations were statutorily suspended, has not filed a registration statement that has yet to become effective under the Securities Act of 1933, as amended. Accordingly, the Company does not believe it is an “issuer” under Sarbanes. In reaching this conclusion, the Company relied on the Staff’s answer to Question 1 to Division of Corporation Finance: Sarbanes-Oxley Act of 2002—Frequently Asked Questions (Nov. 8, 2002, revised Nov. 14, 2002) posted on the SEC’s website.

*****

We respectfully request the Staff’s assistance in completing the review of our responses as soon as possible. Please contact me at (480) 256-1136 with any questions regarding the responses provided in this letter.

Sincerely,

STORE CAPITAL LLC

By:	/s/ Ashley Dembowski
Name: Ashley Dembowski
Title: Executive Vice President - Chief Financial Officer

cc:	Ashley Dembowski, STORE Capital LLC

Chad Freed, STORE Capital LLC

David Lewis, DLA Piper LLP (US)

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